Filed pursuant to 424(b)(3)
Registration No. 333-200594
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 23 DATED APRIL 15, 2019
TO THE PROSPECTUS DATED APRIL 30, 2018
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated April 30, 2018 (the “Prospectus”), as supplemented by Supplement No. 10, dated September 7, 2018, Supplement No. 11, dated September 14, 2018, Supplement No. 12, dated October 5, 2018, Supplement No. 13, dated October 15, 2018, Supplement No. 14, dated November 15, 2018, Supplement No. 15, dated December 13, 2018, Supplement No. 16, dated January 7, 2019, Supplement No. 17, dated January 15, 2019, Supplement No. 18, dated January 25, 2019, Supplement No. 19, dated February 15, 2019, Supplement No. 20, dated February 27, 2019, Supplement No. 21, dated March 15, 2019, and Supplement No. 22, dated April 10, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price and offering price for each class of our common stock as of May 1, 2019;

•	the calculation of our March 31, 2019 NAV per share, as determined in accordance with our valuation procedures, for all share classes; and

•	updated experts information.

•	MAY 1, 2019 TRANSACTION PRICE
The transaction price for each share class of our common stock for subscriptions to be accepted as of May 1, 2019 (and distribution reinvestment plan issuances following the close of business on April 30, 2019 and share redemptions as of April 30, 2019) is as follows:

Share Class	Transaction Price (per share)	Offering Price (per share)
Class T	$10.0618	$10.5359
Class W	$10.0618	$10.0618
Class I	$10.0618	$10.0618
The transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2019. A calculation of the NAV per share is set forth in the section of this Supplement titled “March 31, 2019 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

•	MARCH 31, 2019 NAV PER SHARE
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. See the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Firm”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation procedures and such appraisals are reviewed by our Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held directly or indirectly by the Sponsor, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of March 31, 2019 and February 28, 2019:

	As of
(in thousands)	March 31, 2019	February 28, 2019
Real estate properties	$356,700	$343,050
Cash and other assets, net of other liabilities	22,319	26,517
Debt obligations	(90,000)	(107,000)
Aggregate Fund NAV	$289,019	$262,567
Total Fund Interests outstanding	28,724	26,117
The following table sets forth the NAV per Fund Interest as of March 31, 2019 and February 28, 2019:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class W Shares	Class I Shares	OP Units
As of March 31, 2019
Monthly NAV	$289,019	$277,119	$6,305	$4,872	$723
Fund Interests outstanding	28,724	27,542	626	484	72
NAV Per Fund Interest	$10.0618	$10.0618	$10.0618	$10.0618	$10.0618
As of February 28, 2019
Monthly NAV	$262,567	$252,626	$4,822	$4,396	$723
Fund Interests outstanding	26,117	25,128	480	437	72
NAV Per Fund Interest	$10.0534	$10.0534	$10.0534	$10.0534	$10.0534
Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of March 31, 2019, we estimated approximately $10.7 million of ongoing distribution fees were potentially payable to the Dealer Manager. We intend for our NAV to reflect our estimated value on the date that we determine our NAV. As such, we do not deduct the liability for estimated future distribution fees in our calculation of NAV that may become payable after the date as of which our NAV is calculated.
The valuation for our real properties as of March 31, 2019 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined by starting with the acquisition price of our real properties, which was adjusted based on subsequent events and assumptions used by the Independent Valuation Firm. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table:

Weighted-Average Basis
Exit capitalization rate	5.4%
Discount rate / internal rate of return	6.5%
Holding period of real properties (years)	10.6
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the hypothetical changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Increase (Decrease) to the NAV of Real Properties
Exit capitalization rate (weighted-average)	0.25% decrease	3.2%
	0.25% increase	(3.0)%
Discount rate (weighted-average)	0.25% decrease	2.1%
	0.25% increase	(2.0)%
The valuation of our debt obligations as of March 31, 2019 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the March 31, 2019 valuation was 3.74%.
A change in the market interest rates used could impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would not have a material impact on the fair value of our debt obligations. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 1.12%.

•	EXPERTS
The statements included in this Supplement under the section titled “March 31, 2019 NAV Per Share” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.